SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 10)*

                         SENIOR HOUSING PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   81721M 10 9
                                 (CUSIP Number)

                                 John A. Mannix
                              HRPT Properties Trust
                                400 Centre Street
                                Newton, MA 02458
                                 (617) 332-3990
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 7, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)
-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 2 of 12 Pages


1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            HRPT Properties Trust   I.R.S. ID No. 04-6558834

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  / /
            (b)  / /


3           SEC USE ONLY


4           SOURCE OF FUNDS*

            WC


5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)    / /


6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland


                          7         SOLE VOTING POWER
NUMBER OF
SHARES                              7,710,738
BENEFICIALLY
OWNED BY                  8         SHARED VOTING POWER
EACH
REPORTING
PERSON
WITH                      9         SOLE DISPOSITIVE POWER

                                    7,710,738


                          10        SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,876,154


12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*           / /



13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.0%


14          TYPE OF REPORTING PERSON*

            OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 3 of 12 Pages

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Reit Management & Research LLC  I.R.S. ID No. 04-3583787


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /


3           SEC USE ONLY


4           SOURCE OF FUNDS*

            OO


5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)    / /



6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


                          7         SOLE VOTING POWER
NUMBER OF
SHARES                              39,019
BENEFICIALLY
OWNED BY                  8         SHARED VOTING POWER
EACH
REPORTING
PERSON
WITH                      9         SOLE DISPOSITIVE POWER

                                    39,019


                          10        SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,976,381


12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*          / /


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.1%


14          TYPE OF REPORTING PERSON*

            OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 4 of 12 Pages

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Reit Management & Research Trust  I.R.S. ID No. 04-3402206


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /


3           SEC USE ONLY


4           SOURCE OF FUNDS*

            OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)     / /


6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts


                          7         SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY              8         SHARED VOTING POWER
OWNED BY
EACH
REPORTING
PERSON                    9         SOLE DISPOSITIVE POWER
WITH


                          10        SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,976,381


12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*           / /


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.1%


14          TYPE OF REPORTING PERSON*

            OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 5 of 12 Pages

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Barry M. Portnoy


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /


3           SEC USE ONLY


4           SOURCE OF FUNDS*

            OO


5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)    / /



6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


                          7         SOLE VOTING POWER
NUMBER OF
SHARES                              68,990
BENEFICIALLY
OWNED BY                  8         SHARED VOTING POWER
EACH
REPORTING
PERSON
WITH                      9         SOLE DISPOSITIVE POWER

                                    68,990


                          10        SHARED DISPOSITIVE POWER



11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,818,747


12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*           / /


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.9%


14          TYPE OF REPORTING PERSON*

            IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 6 of 12 Pages

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Adam D. Portnoy


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /


3           SEC USE ONLY


4           SOURCE OF FUNDS*

            OO


5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)    / /


6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


                          7         SOLE VOTING POWER
NUMBER OF
SHARES                              5,000
BENEFICIALLY
OWNED BY                  8         SHARED VOTING POWER
EACH
REPORTING
PERSON
WITH                      9         SOLE DISPOSITIVE POWER

                                    5,000


                          10        SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,754,757


12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*          / /


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.8%


14          TYPE OF REPORTING PERSON*

            IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 7 of 12 Pages



         This Amendment No. 10 to the original Schedule 13D filed September 29, 1999, by HRPT Properties Trust and Reit Management & Research, Inc., the original Schedule 13D filed October 23, 2001, by Reit Management & Research Trust, a Massachusetts business trust ("RMR Trust"), and the original Schedule 13D filed November 8, 2005, by each of Barry M. Portnoy and Adam D. Portnoy is being filed to reflect the closing of the sale of 950,000 Common Shares of Beneficial Interest, par value $0.01, of Senior Housing Properties Trust owned by HRPT Properties Trust in an underwritten public offering at a public offering price per share of $18.90 (the "HRP Sale") and the grant by HRPT Properties Trust to the underwriters of that transaction, the option to purchase up to an additional 630,000 Shares (defined below) at a public offering price per share of $18.90 on or prior to January 1, 2006 to cover over-allotments, if any (the "Over-Allotment Option").

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Shares of Beneficial Interest, par value $0.01 per share (the "Shares"), of Senior Housing Properties Trust, a Maryland real estate investment trust ("SNH"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.  Identity and Background.

         The persons filing this statement are HRPT Properties Trust, a Maryland real estate investment trust ("HRP"), Reit Management & Research LLC, a Delaware limited liability company ("RMR"), RMR Trust, Barry M. Portnoy, and Adam D. Portnoy.

         HRP's principal business is to operate as a real estate investment trust. The principal office of HRP is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of HRP are Tjarda Clagett, Patrick F. Donelan, Gerard M. Martin, Barry M. Portnoy and Frederick N. Zeytoonjian. The executive officers of HRP are John A. Mannix, President and Chief Operating Officer, John
C. Popeo, Treasurer, Chief Financial Officer and Secretary, Adam D. Portnoy, Executive Vice President, Jennifer B. Clark, Senior Vice President, and David M. Lepore, Senior Vice President.

         RMR's principal business is providing management services to real estate investment trusts such as SNH and others. The principal office of RMR is located at 400 Centre Street, Newton, Massachusetts 02458. The directors of RMR are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of RMR are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, Evrett W. Benton, Vice President, Ethan S. Bornstein, Vice President, Jennifer B. Clark, Vice President, John R. Hoadley, Vice President, Mark L. Kleifges, Vice President, David M. Lepore, Vice President, Bruce J. Mackey Jr., Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, John C. Popeo,

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 8 of 12 Pages


Vice President and Treasurer and Adam D. Portnoy, Vice President. The sole member of RMR is RMR Trust.

         RMR Trust's principal business is to act as the sole member of RMR. The principal office of RMR Trust is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees and executive officers of RMR Trust are the same as the directors and executive officers of RMR. Mr. Barry Portnoy and Mr. Adam Portnoy own all of the outstanding shares of capital stock of RMR Trust.

         Mr. Barry Portnoy is also a Managing Trustee of SNH, HRP, and Hospitality Properties Trust, a Managing Director of Five Star Quality Care, Inc. and a Trustee of RMR Real Estate Fund, RMR Hospitality and Real Estate Fund, RMR F.I.R.E. Fund and RMR Preferred Dividend Fund, each of which has its principal office at 400 Centre Street, Newton, Massachusetts 02458.

         Mr. Adam Portnoy is also an Executive Vice President of HRP and a Vice President of RMR Real Estate Fund, RMR Hospitality and Real Estate Fund, RMR F.I.R.E. Fund and RMR Preferred Dividend Fund, each of which has its principal office at 400 Centre Street, Newton, Massachusetts 02458.

         Each of the individuals listed above (i) has a business address at 400 Centre Street, Newton, Massachusetts 02458, (ii) except for Mr. Donelan, is a United States citizen and (iii) except for Messrs. Clagett, Donelan and Zeytoonjian, is principally employed by RMR in the capacities specified above. Mr. Hegarty also serves as the President, Chief Operating Officer and Secretary of SNH, and Mr. Hoadley also serves as Treasurer and Chief Financial Officer of SNH. The principal office of SNH is located at 400 Centre Street, Newton, Massachusetts 02458. Mr. Clagett is principally employed as a private investor. Mr. Donelan is principally employed as a private investor. Mr. Zeytoonjian is Chairman and Chief Executive Officer of Turf Products Corporation and is also a trustee of SNH.

         Neither HRP, RMR, RMR Trust, Mr. Barry Portnoy, Mr. Adam Portnoy nor any of the other individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         There have been no material changes to the information previously reported in prior statements with respect to HRP, RMR, RMR Trust, Mr. Barry Portnoy, and Mr. Adam Portnoy.

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 9 of 12 Pages


Item 4.  Purpose of Transaction.

         Other than the potential transaction contemplated by the Over-Allotment Option, there have been no material changes to the information previously reported in prior statements with respect to HRP, RMR, RMR Trust, Mr. Barry Portnoy, and Mr. Adam Portnoy.

Item 5.  Interest in Securities of the Issuer.

         (a) Giving effect to the HRP Sale (but not the Over-Allotment Option), HRP holds 7,710,738 Shares, which represent 10.7% of the issued and outstanding Shares.

         In addition, the trustees and executive officers of HRP own SNH Shares as follows: Mr. Barry Portnoy, through a corporation of which he is the sole stockholder, 68,990 Shares; Mr. Adam Portnoy, 5,000 Shares, and other trustees and executive officers of HRP, 91,426 Shares in the aggregate. The Shares held by HRP, when aggregated with such additional Shares held by the trustees and executive officers of HRP, aggregate 7,876,154 Shares, which represent 11.0% of the issued and outstanding Shares. The Shares held by Mr. Barry Portnoy, Mr. Adam Portnoy and the other trustees and executive officers of HRP are reported herein with respect to HRP pursuant to the provisions of Items 2 and 5 of
Schedule 13D. HRP, however, expressly disclaims any beneficial ownership of the Shares held by Mr. Barry Portnoy, Mr. Adam Portnoy and the other trustees and executive officers of HRP.

         RMR holds 39,019 Shares, which represent less than 1% of the issued and outstanding Shares. RMR Trust holds no Shares, and, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own RMR's 39,019 Shares, but expressly disclaims any beneficial ownership of such Shares.

         RMR, as HRP's manager, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own HRP's 7,710,738 Shares. In addition, the trustees, directors and executive officers of RMR and RMR Trust, including Mr. Barry Portnoy and Mr. Adam Portnoy, as described above, beneficially own 226,624 Shares in the aggregate. The Shares held by RMR and HRP, when aggregated with such additional Shares held by the directors and executive officers of RMR and RMR Trust, aggregate 7,976,381 Shares, which represent 11.1% of the issued and outstanding Shares. The Shares held by HRP, Mr. Barry Portnoy, Mr. Adam Portnoy and the other directors and executive officers of RMR and RMR Trust are reported herein with respect to each of RMR and RMR Trust pursuant to the provisions of Items 2 and 5 of Schedule 13D. RMR and RMR Trust, however, each expressly disclaims any beneficial ownership of the Shares held by HRP or any of Mr. Barry Portnoy or Mr. Adam Portnoy or other directors or executive officers of RMR or RMR Trust.

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 10 of 12 Pages


         Mr. Barry Portnoy, through a corporation of which he is the sole stockholder, owns the 68,990 Shares described above. In addition, as a director and a beneficial owner of RMR Trust or RMR or as a Managing Trustee of HRP, Mr. Barry Portnoy may, under applicable regulatory definitions, be deemed to beneficially own RMR's 39,019 Shares and HRP's 7,710,738 Shares. The Shares held by Mr. Barry Portnoy, when aggregated with such Shares held by RMR and HRP, aggregate 7,818,747 Shares, which represent 10.9% of the issued and outstanding Shares. Mr. Adam Portnoy holds 5,000 Shares. In addition, as a beneficial owner of RMR Trust or RMR, Mr. Adam Portnoy may, under applicable regulatory definitions, be deemed to beneficially own RMR's 39,019 Shares and HRP's 7,710,738 Shares. The Shares held by Mr. Adam Portnoy, when aggregated with such Shares held by RMR and HRP, aggregate 7,754,757 Shares, which represent 10.8% of the issued and outstanding Shares. The Shares held by HRP and RMR are reported herein with respect to Mr. Barry Portnoy and Mr. Adam Portnoy pursuant to the provisions of Items 2 and 5 of Schedule 13D. Mr. Barry Portnoy and Mr. Adam Portnoy, however, each expressly disclaim any beneficial ownership of the Shares held by HRP or RMR.

         (b) HRP has sole power to vote or dispose of its 7,710,738 Shares. RMR has sole power to vote or dispose of its 39,019 Shares. Barry M. Portnoy has sole power to vote or dispose of his indirectly owned 68,990 Shares. Adam D. Portnoy has the sole power to vote or dispose of his 5,000 Shares. To HRP's, RMR's, RMR Trust's, Mr. Barry Portnoy's and Mr. Adam Portnoy's knowledge, each of the other trustees, directors and executive officers of HRP, RMR and RMR Trust described above has sole power to vote or dispose of the Shares he or she beneficially owns.

         (c) Other than the HRP Sale, the granting of the Over-Allotment Option and the acquisition in November 2005 of an aggregate of 98 Shares by certain executive officers of HRP, RMR and RMR Trust (which Shares are included in the totals herein for each such executive officer) pursuant to their participation in SNH's dividend reinvestment plan, no transactions in Shares have been effected during the past sixty days by HRP, RMR, RMR Trust or the trustees, directors and executive officers of HRP, RMR and RMR Trust described above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Other than the potential transaction contemplated by the Over-Allotment Option, HRP has formed no definitive intent to sell the Shares or any portion thereof. However, depending upon its continuing review of its investments and various other facts, HRP may in the future desire, subject to any applicable securities laws, to sell all or a portion of the Shares. SNH has registered the offer and sale of the Shares under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement on Form S-3 (No. 333-109659). That registration statement became effective on October 24, 2003. In connection with the registration

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 11 of 12 Pages


statement, HRP and SNH entered into a Registration Agreement (the "Registration Agreement"). Under the Registration Agreement, SNH agreed to, among other things, file the registration statement and use reasonable efforts to effect the registration of the Shares and HRP, among other things, agreed to pay all expenses incurred by SNH relating to the registration and any sale of the Shares. SNH also agreed to indemnify HRP against certain liabilities, including liabilities under the Securities Act and, alternately, to contribute to payments that HRP may be required to make as a result of these liabilities.

         The HRP Sale was consummated pursuant to an Underwriting Agreement, dated December 2, 2005, by and among SNH, HRP, and the underwriters named therein (the "Underwriting Agreement"). Pursuant to the Underwriting Agreement, SNH issued and sold, concurrently with the HRP Sale, 3,250,000 Shares in an underwritten public offering at a public offering price per share of $18.90. The Underwriting Agreement also provides that the total expenses of the offering will be paid by SNH and HRP jointly and severally.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

         99.1 Underwriting Agreement, dated December 2, 2005, by and among SNH, HRP, and the underwriters named therein (incorporated by reference to Exhibit 1.1 to SNH's Current Report on Form 8-K dated December 2, 2005).

         99.2 Amended and Restated Joint Filing Agreement, dated as of November 8, 2005, by and among HRP, RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy (incorporated by reference to
                  Exhibit 99.1 to the filing on Schedule 13D/A by HRP, RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy dated October 26,
                  2005).

         99.3. Registration Agreement, dated as of October 10, 2003, by and between SNH and HRP (incorporated by reference to Exhibit 10.1 to SNH's Registration Statement on Form S-3 (No. 333-109659) filed October 14, 2003).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 8, 2005                   HRPT PROPERTIES TRUST


                                   By: /s/ John C. Popeo
                                       ----------------------------------
                                       John C. Popeo
                                       Treasurer, Chief Financial Officer
                                       and Secretary


                                   REIT MANAGEMENT & RESEARCH LLC


                                   By: /s/ John C. Popeo
                                       ----------------------------------
                                       John C. Popeo
                                       Vice President and Treasurer


                                   REIT MANAGEMENT & RESEARCH TRUST

                                   By: /s/ John C. Popeo
                                       ----------------------------------
                                       John C. Popeo
                                       Vice President and Treasurer


                                   /s/ Barry M. Portnoy
                                   ----------------------------------
                                   Barry M. Portnoy, individually


                                   /s/ Adam D. Portnoy
                                   ----------------------------------
                                   Adam D. Portnoy, individually